SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2014

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

As previously set forth in the report on Form 6-K filed with the Commission on February 10, 2014, Korea Electric Power Corporation (“KEPCO”) originally announced its preliminary unaudited consolidated results of operation for the fourth quarter and the year ended December 31, 2013. However, the results of operation has been changed as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated results of operations of KEPCO for the fourth quarter and the year ended December 31, 2013 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2013 and 2012

(Unit : in billions of Korean Won)	2013 Oct.-Dec.	2012 Oct.-Dec.	Change	2013 Jan.-Dec.	2012 Jan.-Dec.	Change
Operating revenues	14,274	13,028	9.6%	54,038	49,422	9.3%
Operating income (loss)	407	-422	n/m	1,519	-818	n/m
Income (Loss) before income tax	-197	-2,649	92.5%	-396	-4,063	90.2%
Net income (loss)	625	-1,756	n/m	174	-3,078	n/m
Net income (loss) attributable to owners of the company	595	-1,784	n/m	60	-3,167	n/m

*	n/m means not meaningful

ø This report on Form 6-K amends and replaces the report on Form 6-K furnished to the Commission on February 10, 2014 in its entirety.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: February 21, 2014